14048834

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8-67585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TWG Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, 11th Floor
(No. and Street)

Chicago	**IL**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Spitzer **(312) 356-2380**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

155 North Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald M. Spitzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **TWG Securities, Inc.**, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

OFFICIAL SEAL
DEBRA A BOSTIC
Notary Public - State of Illinois
My Commission Expires Jun 8, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

TWG Securities, Inc.
Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY

Building a better working world

TWG Securities, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2013

Contents

Building a better
working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

The Stockholders of
TWG Securities, Inc.

We have audited the accompanying financial statements of TWG Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TWG Securities, Inc. at December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 28, 2014

TWG Securities, Inc.

Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	204,043
Prepaid fee		32,377
Income tax receivable		10,922
Total assets	$	247,342
Liabilities and stockholders' equity		
Liabilities:		
Deferred tax liability	$	5,977
Insurance payable		5,747
Audit fee		20,000
Total liabilities		31,724
Stockholders' equity:		
Common stock, par value $.01 per share, 1,000 shares authorized, 100 shares issued and 100 shares outstanding		1
Additional paid-in capital		3,399
Retained earnings		212,218
Total stockholders' equity		215,618
Total liabilities and stockholders' equity	$	247,342

See accompanying notes.

TWG Securities, Inc.

Statement of Income

Year Ended December 31, 2013

Revenues	
Consulting fees	$ 150,000
Total revenues	150,000
Expenses	
Rent	46,134
Licensing and registration	27,933
Audit fee	20,000
Bad debt	17,445
Salaries	17,280
General and administrative	11,750
Legal fees	1,284
Total expenses	141,826
Income before income taxes	8,174
Income taxes	1,887
Net income	$ 6,287

See accompanying notes.

TWG Securities, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2013	$ 1	$ 3,399	$ 205,931	$ 209,331
Net income	–	–	6,287	6,287
Balance at December 31, 2013	$ 1	$ 3,399	$ 212,218	$ 215,618

See accompanying notes.

TWG Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2013

Operating activities		
Net income	$	6,287
Adjustments to reconcile net income to net cash provided by operations:		
Changes in operating assets and liabilities:		
Accounts receivable		19,508
Prepaid fee		1,165
Income tax receivable		(7,313)
Other liabilities		5,747
Net cash provided by operating activities		25,394
Net increase in cash and cash equivalents		25,394
Cash and cash equivalents at beginning of year		178,649
Cash and cash equivalents at end of year	$	204,043

See accompanying notes.

TWG Securities, Inc.

Notes to Financial Statements

December 31, 2013

1. Organization and Operations

TWG Securities, Inc. (the Company), a Delaware corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and with the securities commissions in all 50 states. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on February 27, 2007, and became licensed with FINRA on September 11, 2007. At December 31, 2013, the Company was jointly owned by Donald M. Spitzer (50%) and Kevin P. Diamond (50%).

The Company serves as a brokerage agent for The Warranty Group, Inc. (TWG) and various other captive reinsurance companies in the sale of securities of such entities to a limited number of investors in offerings exempt from the registration requirements of The Securities Act of 1933. These are the sole activities of the Company.

Neither securities nor customer funds are received or held by the Company. The Company does not conduct any general solicitations or conduct any advertising, cold calling, or mass mailings.

During the year ended December 31, 2013, the Company conducted 37 securities transactions.

2. Significant Accounting Policies

Revenue Recognition

Consulting fees from securities offerings are recognized in the period services are performed. All consulting fees are received from TWG pursuant to a consulting fee agreement (see Note 5).

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of less than three months at the time of purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

3. Income Taxes

The Company files a federal and Illinois state tax return.

Income taxes consist of the following for the year ended December 31, 2013:

Federal - current	$	197
State - current		138
Federal and state - deferred		1,552
Total income taxes	$	1,887

A reconciliation of the income tax expense based on the U.S. federal statutory corporate tax rate to the provision reported for the year ended December 31, 2013, is as follows:

Federal statutory tax rate	15.00%
State income taxes, net of federal benefit	8.08
Effective tax rate	23.08%

The Company paid $9,200 for federal and state income taxes during 2013.

The Company did not recognize a liability for uncertain tax benefits and does not expect that there will be any significant change over the next 12 months. In addition, the Company did not recognize a liability for interest related to unrecognized tax benefits at December 31, 2013. Any such amount would be recorded by the Company in its provision for income taxes.

4. Net Capital Requirements

The Company, registered as a fully disclosed “limited” broker-dealer selling securities in private placements with the SEC, is subject to a minimum net capital requirement pursuant to SEC Rule 15c3-1(a)(2)(vi) and SEC Rule 15c3-1(a)(1)(i) (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000, as defined in the Rule. At December 31, 2013, the Company had net capital of $178,296, which was $173,296 in excess of its required net capital of $5,000. At December 31, 2013, the Company’s percentage of aggregate indebtedness to net capital was 14.44%.

The Rule effectively restricts advances to affiliates or capital withdrawals.

5. Related-Party Transactions

The Company's owners are both full-time employees of TWG. Employees of TWG provide various management and administrative functions for the Company. On a monthly basis, TWG estimates the fair value of the time and expenses incurred related to management and administrative functions performed by TWG employees and allocates those expenses to the Company. During the year ended December 31, 2013, the Company was allocated $17,280 for these expenses.

As discussed in Note 2, the Company receives consulting fees from TWG on a monthly basis based on a contractually agreed-upon amount. During the year ended December 31, 2013, the Company received $150,000 in consulting fees under this agreement.

Under the terms of an agreement, the Company pays TWG a monthly fee to cover expenses related to rent for the operations and to cover the other related supplies. Total expense, related to the rent and other supplies provided for the year, was $46,134. The Company records the expense pro rata over the term of the agreement. At December 31, 2013, minimum annual rental commitments payable to TWG was $23,628 for 2014.

6. Fidelity Bond

The Company maintains a $100,000 fidelity bond with Seabury & Smith, Inc.

7. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the issuance date of these financial statements on February 28, 2014. There were no items identified in the period subsequent to the financial statement date that required adjustment or disclosure.

Supplementary Information

TWG Securities, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2013

Computation of net capital:		
Stockholders' equity and total capital	$	215,618
Add:		
Deferred tax liability		5,977
Less nonallowable assets:		
Prepaid fee		32,377
Income tax receivable		10,922
Net capital		178,296
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital	$	173,296
Aggregate indebtedness:		
Audit fee	$	20,000
Insurance payable		5,747
Total aggregate indebtedness	$	25,747
Percentage of aggregate indebtedness to net capital		14.44%

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIa filing as of December 31, 2013 submitted on February 27, 2014 with a reconciliation between the originally FOCUS Part IIa and the amended version.

TWG Securities, Inc.

Statement Regarding Rule 15c3-3

December 31, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(1) limited business exemption.

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787
Tel: +1 312 879 2000
Fax: +1 312 879 4000

Building a better working world

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Stockholders of
TWG Securities, Inc.

In planning and performing our audit of the financial statements of TWG Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This deficiency was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this deficiency did not affect our report on the financial statements of the Company dated February 28, 2014.

An internal control deficiency was identified by management with regard to the review of collectability of an accounts receivable balance. The Company initially included a receivable totaling $17,445 as an asset in the Statement of Financial Condition as of December 31, 2013. In February 2014, the Company determined that this receivable was not collectible at December 31, 2013 and amended its original FOCUS filing to reflect the write-off of the receivable. Management is in the process of enhancing its assessment of the collectability of accounts receivable.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, except

for the matter described in the preceding paragraphs that we consider to be a material inadequacy, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2014

EY | Assurance | Tax | Transactions | Advisory

About EY
EY is a global leader in assurance, tax, transaction and advisory services. The insights and quality services we deliver help build trust and confidence in the capital markets and in economies the world over. We develop outstanding leaders who team to deliver on our promises to all of our stakeholders. In so doing, we play a critical role in building a better working world for our people, for our clients and for our communities.

EY refers to the global organization, and may refer to one or more, of the member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. For more information about our organization, please visit ey.com.

ey.com